Viveon Health Acquisition Corp.
3953 Holcomb Bridge Road, Suite 200
Norcross Georgia 30092

December 18, 2020

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn.: David Link

Re:	Viveon Health Acquisition Corp. Form S-1 Filed December 4, 2020 File No. 333-251112

Dear Mr. Gill:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of December 18, 2020 with respect to the Registration Statement on Form S-1 filed on September 25, 2020 by Viveon Health Acquisition Corp. (the “Company”). For your convenience, the text of the Staff’s comment is set forth below followed by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.1 to the Registration Statement on Form S-1 filed concurrently with the submission of this letter.

Form S-1 filed December 4, 2020

General

1. We note your risk factor discussion is greater than fifteen pages. Please revise to provide a section with a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. See Item 105(b) of Regulation S-K.

RESPONSE: We have revised “Risk Factors” on page 20 to re-organize the risk factors under new headings for ease of reference. We have also updated “Risks” on page 18 to include bulleted statements summarizing the principal factors that make an investment in the registrant or offering speculative or risky.

December 18, 2020

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact Mitchell S. Nussbaum at 212-407-4159 or mnussbaum@loeb.com, or Tahra Wright at 212-407-4122 or twright@loeb.com, of Loeb & Loeb LLP, our legal counsel.

Sincerely,

VIVEON HEALTH ACQUISITION CORP.

By:	/s/ Jagi Gill
Name:	Jagi Gill
Title:	Chairman and Chief Executive Officer